Exhibit 4.70

CONFIDENTIAL SETTLEMENT AGREEMENT AND GENERAL RELEASE

This Confidential Settlement Agreement and General Release (the “Settlement Agreement”) is entered into and only effective as of the date when both 1) all signatures set forth below between Oppenheimer & Co. Inc., with its principal place of business located at 85 Broad St., New York, NY 10004 (“Oppenheimer”), HUB Cyber Security Ltd. (f/k/a HUB Cyber Security (Israel) Ltd.), an Israeli corporation with its principal place of business located at 2 Kaplan Street, Tel Aviv 6473403, Israel  (“HUB”), and Claymore Capital Pty Ltd., an Australian corporation with its principal place of business located at Level 27, 25 Bligh Street, Sydney NSW 2000 Australia](“Claymore”) are executed, and 2) the First Settlement Payment is received, as set forth in Paragraph 3, infra (the “Effective Date”).  Oppenheimer, HUB, and Claymore shall be referred to herein each individually as a “Party”, and collectively as the “Parties.”

RECITALS

WHEREAS, on or about December 24, 2021, Oppenheimer and HUB entered into a certain letter agreement (the “Letter Agreement”) wherein Oppenheimer agreed to act as financial advisor to HUB for the purpose of completing a business combination transaction involving a merger or acquisition of HUB (the “Transaction”) in exchange for a fee of 1% of the Transaction Value (as defined therein), and reimbursement of costs, including legal fees, incurred by Oppenheimer in connection with the Transaction; and

WHEREAS, following the closing of a Transaction, as defined by the Letter Agreement, which occurred on or about March 1, 2023, involving a merger of HUB with non-party Mount Rainier Acquisition Corp., Oppenheimer made demand to HUB for payment of a fee in the amount of $12,062,751.14 plus 1% of the debt component of the Transaction, and its costs associated with the Transaction, pursuant to the terms of the Letter Agreement; and

WHEREAS, on February 27, 2023, Oppenheimer and HUB entered into a second letter agreement (the “Second Letter Agreement”) wherein Oppenheimer, without waiver of its rights, purportedly agreed to accept four payments totaling $6,000,000.00 as payment in full for its services provided to HUB with regard to the Transaction and HUB’s obligations under the Letter Agreement, and retained its right to seek the full amount of the fees and costs set forth in the Letter Agreement in the event HUB breached the terms of the Second Letter Agreement; and

WHEREAS, HUB has not paid Oppenheimer any portion of the fee or costs purportedly set forth in the Letter Agreement or the Second Letter Agreement with regard to the Transaction, despite due demand; and

WHEREAS, Oppenheimer commenced an action to recover the entire fee and its costs purportedly owed with regard to the Transaction, pursuant to the terms of the Letter Agreement, by filing a Complaint in the United States District Court for the Southern District of New York, asserting various claims against HUB in the action captioned Oppenheimer & Co, Inc. v. HUB Cyber Security (Israel) Ltd., a/k/a HUB Cyber Security Israel Ltd.. et al., Case No. 1:23-cv-08395-HG-VMS, (the “Action”); and

WHEREAS, HUB filed an Answer disputing the amount of the fees and costs claimed by Oppenheimer, and asserting certain affirmative defenses to the Action; and

WHEREAS, the Parties, without admission of liability and, seeking to avoid the cost and uncertainty of litigation, desire to fully and finally resolve all disputes and claims between them arising from the Action, the Transaction, the Letter Agreement, and the Second Letter Agreement.

NOW, THEREFORE, in reliance on these Recitals and in consideration of the mutual agreements contained herein, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

AGREEMENT

1. Incorporation of Recitals.

The Recitals set forth above are expressly incorporated and made part of this Settlement Agreement.

2. No Admission.

This Settlement Agreement is made as a compromise of disputed claims between Oppenheimer and HUB, and is not intended, and should not be deemed or interpreted as, an admission of liability by either Party nor any other admission against such Party’s interest.

3. Payment to Oppenheimer.

(a) In full and complete settlement of all claims arising from or related to the Letter Agreement, the Second Letter Agreement, and the Action, HUB and Claymore unconditionally agree to remit payments to Oppenheimer totaling THREE MILLION U.S. DOLLARS AND ZERO CENTS ($3,000,000.00 USD) as provided for herein.

On the Effective Date of this Settlement Agreement, Claymore shall make payment to Oppenheimer in the sum of ONE MILLION ONE HUNDRED THOUSAND U.S. DOLLARS AND ZERO CENTS ($1,100,000 USD) (the “First Settlement Payment”). In the event the First Settlement Payment is not received by Oppenheimer on the Effective Date, this Settlement Agreement shall be null and void.

(b) Thereafter, HUB and/or Claymore shall make one additional settlement payment of ONE HUNDRED THOUSAND U.S. DOLLARS AND ZERO CENTS ($100,000 USD), followed by nine consecutive monthly payments of TWO HUNDRED THOUSAND U.S. DOLLARS AND ZERO CENTS ($200,000.00 USD) each to Oppenheimer (each of the ten subsequent payments set forth below, a “Monthly Settlement Payment”), pursuant to the following schedule:

1.	March 17, 2025	$100,000.00
2.	April 15, 2025	$200,000.00
3.	May 15, 2025	$200,000.00
4.	June 16, 2025	$200,000.00
5.	July 15, 2025	$200,000.00
6.	August 15, 2025	$200,000.00
7.	September 15, 2025	$200,000.00
8.	October 15, 2025	$200,000.00
9.	November 17, 2025	$200,000.00
10.	December 15, 2025	$200,000.00

The First Settlement Payment and the Monthly Payments (collectively, the “Settlement Payments”) shall be made by wire transfer pursuant to the wiring instructions identified within Exhibit A hereto.

(c) Upon the Effective Date of this Settlement Agreement and Oppenheimer’s confirmation of receipt of the First Settlement Payment, the Parties shall execute the Stipulation of Discontinuance with Prejudice of the Action annexed hereto as Exhibit B.

(d) HUB and Claymore each materially represent, warrant, and covenant that:

(i) they are not the subject of an “Insolvency Event”, meaning the occurrence of any of the following events:

(1) the liquidation, provisional liquidation or any other procedure which is equivalent or analogous in any jurisdiction of the Party;

(2) the appointment of an provisional liquidator, liquidator, administrator, deed administrator, restructuring practitioner or any other like person (however described) holding or appointed to an analogous office or acting or purporting to act in an analogous capacity in respect of the whole or part of that Party’s affairs, including its assets, operations or business; or

(3) any composition, compromise, or arrangement with creditors, assignment for the benefit of creditors, by or adversely affecting a Party and any procedure which is equivalent or analogous in any jurisdiction.

(ii) that they have no defenses, counterclaims, charges, or offsets of any kind with respect to any action brought to enforce the payment terms of this Settlement Agreement, other than any defense based on the allegation that HUB and/or Claymore in fact made a Settlement Payment which Oppenheimer has asserted was not made. HUB and Claymore further agree that, to the extent such defenses, counterclaims, charges, or offsets exist, they are hereby intentionally and irrevocably waived as of the Effective Date of this Settlement Agreement. HUB and Claymore further expressly and irrevocably waive the right to appeal any judgment entered in favor of Oppenheimer arising from a material breach of this Settlement Agreement.

4. Bankruptcy or Insolvency

(a) Notwithstanding the terms of this Settlement Agreement, including but not limited to paragraph 5 below, in the event that: (i) HUB shall file for bankruptcy, liquidation, insolvency or dissolution proceeding under any court of competent jurisdiction prior to payment of the full Settlement Payment; and/or (ii) any payment made by HUB or Claymore pursuant to this Settlement Agreement, or any portion thereof, is found to be subject to preference, recoupment, return, forfeiture or disgorgement of any kind as a result of any bankruptcy, liquidation, insolvency or dissolution proceeding, whether the proceeding is voluntary or involuntary, Oppenheimer shall be entitled to submit a claim in any such proceeding in the amount of $12,062,751.14 USD plus 1% of the debt component of the Transaction, and its costs associated with the Transaction, less any payments made by HUB or Claymore pursuant to this Settlement Agreement.

(b) Notwithstanding the terms of this Settlement Agreement, including but not limited to paragraph 5 below, in the event that: (i) Claymore becomes the subject of an Insolvency Event; and/or (ii) any payment made by HUB or Claymore pursuant to this Settlement Agreement, or any portion thereof, is found to be subject to preference, recoupment, return, forfeiture or disgorgement of any kind as a result of any bankruptcy, liquidation, insolvency or dissolution proceeding, whether the proceeding is voluntary or involuntary, Oppenheimer shall be entitled to submit a claim in any such proceeding in the amount of $3,000,000 USD, less any payments made by HUB or Claymore pursuant to this Settlement Agreement.

5. Event of Default

(a) In the event that Hub and/or Claymore shall fail to make any Monthly Settlement Payment by the deadline provided for within Paragraph 3(b) herein (a “Default”) Oppenheimer shall provide written notice of the Default to HUB and Claymore pursuant to Paragraph 17 herein (a “Notice of Default”).

(b) In the event that HUB or Claymore shall fail to cure any Default within five (5) business days of the date that a Notice of Default is transmitted:

(i)	Oppenheimer shall be entitled to immediately and without further notice enter judgment against HUB in the United Stated District Court for the Southern District of New York in the amount of $6,000,000, without credit for the First Settlement Payment in the amount of $1,100,000 set forth in Paragraph 3(a) supra; and

(ii)	For the avoidance of doubt, Oppenheimer’s right to enter judgment in the amount of $6,000,000 set forth in this Section 5(b) shall be reduced pro rata by the amount of the additional Monthly Settlement Payments set forth in Section 3(b). For example, if HUB or Claymore makes the First Settlement Payment of $1,100,000 and thereafter makes an additional $300,000 of additional monthly payments prior to an uncured default, Oppenheimer’s maximum judgment sought shall be $5,700,000 (i.e., $6,000,000 - $300,000)

(iii)	Oppenheimer shall be entitled to commence legal proceedings against Claymore for breach of this Settlement Agreement (a “Claymore Breach Claim”). In connection with any Claymore Breach Claim, Claymore’s liability (exclusive of costs and reasonable attorneys’ fees) shall not exceed the sum of $3,000,000.00, less any payments made by HUB or Claymore pursuant to this Settlement Agreement. Claymore expressly consents to the jurisdiction of the state and federal courts of New York County, New York with regard to any Claymore Breach Action. Claymore expressly consents to service of process as provided within Paragraph 17 herein with regard to any Claymore Breach Action.

6. Releases.

(a) In exchange for and in consideration of the full and timely payment of the Settlement Payments, including the Settlement Payments not being subject to a claw back as set forth in Paragraph 4 herein, and for other good and valuable consideration contained herein, Oppenheimer, together with its past, present, and future members, principals, directors, officers, employees, agents, representatives, attorneys, parent corporations, parent limited liability companies, subsidiaries, affiliates, predecessors, successors, and assigns (collectively the “Oppenheimer Releasing Parties”) hereby releases and forever discharges HUB, together with its past, present, and future members, principals, directors, officers, employees, agents, representatives, attorneys, parent corporations, parent limited liability companies, subsidiaries, affiliates, predecessors, successors, and assigns (collectively, the “HUB Released Parties”), from any and all claims, causes of action, suits, debts, judgments, demands, controversies, disputes, liabilities, costs and expenses, and all damages including, but not limited to, compensatory, consequential, liquidated, and punitive damages, whether known or unknown, whether matured or unmatured, at law or in equity, liquidated or unliquidated, arising from the Transaction, the Letter Agreement, the Second Letter Agreement and the Action. Expressly excluded from the release contained in this Paragraph are: (i) any claims to enforce the terms of this Settlement Agreement; and (ii) Oppenheimer’s right to submit a claim in any bankruptcy, liquidation, insolvency or dissolution proceeding as provided for within Paragraph 4 herein.

(b) In exchange for and in consideration of the release contained within this Paragraph and for good and valuable consideration contained herein, the receipt and sufficiency of which is acknowledged herein, HUB, together with its past, present, and future members, principals, directors, officers, employees, agents, representatives, attorneys, parent corporations, parent limited liability companies, subsidiaries, affiliates, predecessors, successors, and assigns (collectively, the “HUB Releasing Parties”), hereby releases and forever discharges Oppenheimer, together with its past, present, and future members, principals, directors, officers, employees, agents, representatives, attorneys, parent corporations, parent limited liability companies, subsidiaries, affiliates, predecessors, successors, and assigns (collectively the “Oppenheimer Released Parties”), from any and all claims, causes of action, suits, debts, judgments, demands, controversies, disputes, liabilities, costs and expenses, and all damages including, but not limited to, compensatory, consequential, liquidated, and punitive damages, whether known or unknown, whether matured or unmatured, at law or in equity, liquidated or unliquidated, arising from or related to the Transaction, the Letter Agreement, the Second Letter Agreement and the Action.

(c) HUB represents and warrants that, as of the Effective Date, it has not filed any action, arbitration, or other legal proceeding of any kind against the Oppenheimer Released Parties.

(d) Oppenheimer represents and warrants that it has made no assignment, transfer, or conveyance of any of the claims released pursuant to this Paragraph, including, but not limited to, any assignment, transfer, or conveyance of claims arising from the Transaction, the Letter Agreement, the Second Letter Agreement, or the Action.

(e) This Settlement Agreement constitutes a full and final release of all claims of any kind arising from the Transaction, the Letter Agreement, the Second Letter Agreement, and the Action. The Parties acknowledge that following the execution of this Settlement Agreement they may discover facts in addition to or different from those that they know or believe to be true as of the Effective Date. The Parties unconditionally and irrevocably agree to fully, and finally, settle and release all claims covered by the releases contained within this Paragraph, notwithstanding the discovery or existence of any such additional or different facts or changed future circumstances.

(f) The Parties acknowledge and agree that any claims to enforce the terms of this Settlement Agreement are expressly excluded from all releases granted herein.

7. Confidentiality.

The Parties agree to keep the terms of this Settlement Agreement confidential. The Parties shall not disclose to any person or entity the fact of settlement or the specific terms and conditions of this Settlement Agreement, except: (a) in connection with any action between the Parties to enforce this Settlement Agreement; (b) as required by law, regulation, stock exchange rule, or court order; or (c) as necessary in the ordinary course of business to a Party’s affiliates (including parent and subsidiary companies) and its respective employees and agents, and to a Party’s auditors, insurers, accountants, tax consultants or attorneys, as applicable.

8. Representations and Warranties.

Each Party represents that the individual who executes this Settlement Agreement is fully authorized to do so on behalf of the Party upon which that individual has executed this Settlement Agreement. Each Party represents that, in the negotiation and execution of this Settlement Agreement, it had the opportunity to consult with and has in fact consulted with counsel of its choice.

9. No Inference Against the Drafter of this Settlement Agreement.

The Parties agree that each Party has participated in the negotiation and drafting of this Settlement Agreement, has had the opportunity to review this Settlement Agreement independently with their respective counsel, and that no legal rule interpreting any alleged ambiguities in this Settlement Agreement against the drafter shall not apply.

10. Governing Law and Jurisdiction.

The Parties agree that this Settlement Agreement shall be governed by and construed in accordance with the laws of the State of New York excluding its conflict of law rules. Any dispute related to or arising out of this Settlement Agreement, including, but not limited to, any dispute brought pursuant to Paragraph 5 herein, shall be subject to the exclusive jurisdiction of the federal and state courts located in New York County, New York. Each of HUB, Claymore, and Oppenheimer irrevocably consents to the exercise of personal jurisdiction over it by, and venue in, the federal and state courts located in New York County, New York. Each of HUB, Claymore, and Oppenheimer expressly waive and defenses of forum non conveniens with regard to any action to enforce the terms of this Settlement Agreement. Notwithstanding the foregoing, Oppenheimer shall be entitled, in its sole discretion, to bring an action in a court of competent jurisdiction in the Tel Aviv District in Israel, or in any Superior Court of Australia, for any claims arising from this Settlement Agreement.

11. Attorney’s Fees and Interest.

In the event Oppenheimer prevails in any action to enforce the terms of this Settlement Agreement against HUB and/or Claymore, Oppenheimer shall be entitled to recover its costs incurred in connection with said litigation, including reasonable attorney’s fees and New York State statutory interest, from the date of this Settlement Agreement is determined to have been breached, at 9% per annum.

12. Entire Agreement.

This Settlement Agreement reflects the entire agreement and understanding between the Parties with respect to the settlement contemplated in resolution of this Action, and supersedes all prior agreements, arrangements, understandings, communications, representations or warranties, both oral and written, related to the Letter Agreement, the Second Letter Agreement and the Action. It is further understood and agreed that all prior agreements, arrangements, understandings, communications, writings, representations or warranties, both oral and written, between the Parties hereto are merged into this Settlement Agreement, and the Parties have not relied upon any statement or representation not embodied herein.

13. Severable Provisions.

Except as provided for in Paragraph 3(b) and Paragraph 5 herein, if one or more of the provisions of this Settlement Agreement, or the application of such provision to any person, entity, or set of circumstances, shall be determined to be invalid, unlawful, or unenforceable to any extent at any time, the remainder of this Settlement Agreement shall not be affected, and shall continue to be enforceable to the fullest extent permitted by law.

14. Modification.

This Settlement Agreement may not be modified, altered, changed or amended except by an instrument in writing that is signed by all of the Parties.

15. Execution in Counterparts.

This Settlement Agreement may be executed in counterparts, including scanned PDF counterparts, each of which will be considered an original, but all of which together shall constitute one and the same instrument.

16. No Waiver.

No failure or delay by any Party in exercising any right, power, or privilege under this Settlement Agreement, including but not limited to, the failure to provide Notice of Default pursuant to Paragraph 17, will operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege.

17. Notice and Service of Process.

In connection with any dispute, Default, Notice of Default, or action to enforce the terms of this Settlement Agreement, related to or arising out of this Settlement Agreement, each Party expressly consents to service of process by certified mail and/or Federal Express and email, addressed to: (i) Walter A. Saurack, Esq. 230 Park Avenue, Suite 1130, New York, N.Y. 10169 (wasaurack@duanemorris.com) on behalf of Oppenheimer; (ii) Ari M. Berman, Esq. 31 W. 52nd St. New York, NY 10019 (ari.berman@pillsburylaw.com) on behalf of HUB; and (iii) Anton Rosenberg, Level 27 25 Bligh St Sydney NSW 2000 Australia, antonr@claymorecapital.com.au, on behalf of Claymore.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have entered into this Settlement Agreement as of the Effective Date.

On behalf of Oppenheimer & Co., Inc.:		On behalf of HUB Cyber Security (Israel) Ltd., a/k/a HUB Cyber Security Ltd.:

Signature:	/s/ John T. Mcguire	Signature:	/s/ Noah Hershoviz /s/ Lior Davidsohn
Printed Name:	John T. Mcguire	Printed Names:	Noah Hershoviz and Lior Davidsohn
Title:	Deputy General Counsel	Titles:	CEO and CFO

Date:	2/18/25	Date:	February 18, 2025

On behalf of Claymore Capital Pty Ltd.:

Signature:	/s/ Anton Rosenberg
Printed Name:	Anton Rosenberg
Title:	Managing Director

Date:	_____________